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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pershing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pershing Plaza
(No. and Street)

Jersey City (City) NJ (State) 07399 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154-0102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

We, Lisa A. Dolly and David R. Hopkins, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pershing LLC, as of December 31 ,2018 are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer,

and that the financial statements and supplemental information of the company are made available to all of the company's members and allied members of the New York Stock Exchange, Inc.

Signature

Lisa A. Dolly, Chief Executive Officer

Title

Cristina Festa
Notary Public of New Jersey
My Commission Expires 3/21/2021

Notary Public

Signature

David R. Hopkins, Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2018

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers and
Member of Pershing LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pershing LLC (the Company) as of December 31, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2007.

New York, New York
February 27, 2019

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)
Statement of Financial Condition
December 31, 2018
(Dollars in millions)

Assets

Cash and cash equivalents	$	703
Cash and qualified securities segregated for regulatory purposes (cash of $2,394 and qualified securities with a contract value of $1,854)		4,248
Collateralized financing agreements:		
Securities borrowed		8,284
Securities purchased under agreements to resell		2,527
Receivables:		
Customers		12,718
Broker-dealers and clearing organizations		3,550
Affiliates		381
Intangible assets		12
Financial instruments owned, at fair value		23
Other assets		559
Total assets	$	33,005

Liabilities and Member's Equity

Liabilities:		
Overdrafts payable	$	466
Collateralized financing agreements:		
Securities loaned		833
Securities sold under agreements to repurchase		5,925
Payables:		
Customers		17,819
Broker-dealers and clearing organizations		2,425
Affiliates		1,709
Financial instruments sold, not yet purchased, at fair value		6
Accounts payable, accrued expenses and other		373
Total liabilities		29,556
Member's equity:		
Member's contributions		964
Accumulated earnings		2,485
Total member's equity		3,449
Total liabilities and member's equity	$	33,005

See accompanying notes to statement of financial condition.

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Notes to Statement of Financial Condition

December 31, 2018

(1) Organization and Description of Business

Pershing LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Group LLC (the Parent), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) authorized to engage in fully disclosed and omnibus clearing, sales and trading and brokerage services. The Company is a member of the New York Stock Exchange, Inc. (NYSE), Financial Industry Regulatory Authority (FINRA), Chicago Board of Options Exchange, Inc., Securities Investor Protection Corporation (SIPC), and other regional exchanges.

(2) Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

(a) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

(b) Cash and Qualified Securities Segregated for Regulatory Purposes

The Company defines cash and qualified securities segregated for regulatory purposes as deposits of cash or qualified securities that have been segregated in special reserve bank accounts for the benefit of customers and the proprietary accounts of brokers (PAB) under Rule 15c3-3 of the SEC.

(c) Collateralized Financing Agreements

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash or other collateral with the lender. For securities loaned, the Company receives cash collateral that typically exceeds the market value of securities loaned.

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as collateralized financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized by cash or government and government agency securities and generally have terms from overnight up to three months. The Company nets certain repurchase agreements and resale agreements in the statement of financial condition in accordance with Accounting Standards Codification (ASC) Subtopic 210-20, *Balance Sheet Offsetting*.

(continued)

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

(d) Receivables and Payables – Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), deposits with clearing organizations and the Company's introducing brokers' margin loans. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

(e) Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU, as amended, provides guidance on the recognition of revenue related to the transfer of promised goods or services to customers, guidance on accounting for certain contract costs and additional disclosure requirements about revenue and contract costs. The standard provides a single revenue model to be applied for reporting companies under U.S. GAAP and supersedes most existing revenue recognition guidance. The Company adopted the guidance as of January 1, 2018. The adoption did not materially impact the company's recognition on the statement of financial condition.

The Company's clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $172.8 million at January 1, 2018 and $187 million at December 31, 2018. An allowance is maintained for accounts receivables which is generally based on the number of days outstanding. A provision of $238 thousand was recorded as of December 31, 2018.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $7 million at January 1, 2018 and $7.3 million at December 31, 2018. Accrued revenues recorded as contract assets are usually billed on an annual basis. There were no impairments recorded on contract assets in 2018.

Contract liabilities represent payments received in advance of providing services under certain contracts and were $10.9 million at January 1, 2018 and $11.3 million at December 31, 2018. Contract liabilities are included in accounts payable, accrued expenses and other on the statement of financial condition.

Changes in contract assets and liabilities primarily relate to either party's performance under the contracts.

(continued)

(f) Fair Value of Financial Instruments Owned and Sold

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value. See Note 4 to statement of financial condition for disclosures with respect to ASC Topic 820.

(g) Fixed Assets and Intangibles

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other nonqualifying costs incurred in connection with any internal-use software projects are expensed as incurred.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is generally 15 years from the date of acquisition and are assessed for impairment indicators pursuant to the provision of ASC Topic 350, *Intangibles – Goodwill and Other*, and ASC Topic 360, *Property, Plant & Equipment.*

(h) Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally two business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

(i) Restricted Stock Units

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for this plan in accordance with ASC Topic 718, *Compensation – Stock Compensation,* and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

As of December 31, 2018, $23.7 million of total unrecognized compensation cost related to nonvested restricted stock is expected to be recognized over a weighted average period of approximately zero to four years.

(j) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions, including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

(continued)

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of the assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with ASC 740, *Income Taxes*, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(k) Leases

In February 2016, the FASB issued *ASU 2016-02, Leases*. The primary objective of this ASU is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and expand related disclosures. This ASU requires a "right-of use" asset and a payment obligation liability on the balance sheet for most leases and subleases. The Company adopted this guidance on January 1, 2019 using the alternative transition method and the right-of-use assets and additional lease liabilities recognized on the statement of financial condition, both based on the present value of the expected remaining lease payments, were not material.

(3) Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations include the following (dollars in millions):

Receivables:		
Brokers and dealers	$	2,323
Securities failed to deliver		745
Clearing organizations		482
Total receivables	$	3,550
Payables:		
Brokers and dealers	$	1,767
Securities failed to receive		658
Total payables	$	2,425

(continued)

(4) Financial Instruments

ASC Topic 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are derived from or corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. The Company did not have any assets or liabilities classified as Level 2 at December 31, 2018 and there was no change in Level 2 assets or liabilities during the year.

Level 3 comprises financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2018 and there was no change in Level 3 assets or liabilities during the year.

(continued)

In determining the appropriate levels, the Company performed an analysis of the assets and liabilities that are subject to ASC Topic 820. The following tables present the financial instruments carried at fair value as of December 31, 2018 (dollars in millions):

	Assets at fair value as of December 31, 2018			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial instruments owned, at fair value				
Equity Securities	23	—	—	23
Total assets at fair value	$ 23	—	—	23

	Liabilities at fair value as of December 31, 2018			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial instruments sold, not yet purchased				
Equity Securities	$ 6	—	—	6
Total liabilities at fair value	$ 6	—	—	6

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The fair values of the other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of Pershing LLC's financial instruments which are not carried at fair value (dollars in millions). The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. In addition, the table excludes the values of non-financial assets and liabilities.

	December 31, 2018				
	Level 1	**Level 2**	**Level 3**	**Estimated fair value**	**Carrying value**
Summary of financial instruments:					
Assets:					
Cash and cash equivalents	$ 703	—	—	703	703
Cash and qualified securities segregated for regulatory purposes	2,394	1,854	—	4,248	4,248
Securities borrowed	—	8,284	—	8,284	8,284
Securities purchased under agreements to resell	—	2,527	—	2,527	2,527
Receivables from customers	—	12,718	—	12,718	12,718
Receivables from broker-dealers and clearing organizations	—	3,550	—	3,550	3,550
Due from affiliates	—	381	—	381	381
Other assets	—	559	—	559	559
Total	$ 3,097	29,873	—	32,970	32,970
Liabilities:					
Overdrafts payable	$ —	466	—	466	466
Securities loaned	—	833	—	833	833
Securities sold under agreements to repurchase	—	5,925	—	5,925	5,925
Payables to customers	—	17,819	—	17,819	17,819
Payables to broker-dealers and clearing organizations	—	2,425	—	2,425	2,425
Due to affiliates	—	1,709	—	1,709	1,709
Accounts payable, accrued expenses other	—	373	—	373	373
Total	$ —	29,550	—	29,550	29,550

Fair value can vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

(continued)

Offsetting Assets and Liabilities

The following table presents financial instruments that are either subject to an enforceable netting agreement or offset by collateral arrangements. There were no financial instruments subject to a netting agreement for which the Company is not currently netting (dollars in millions).

Financial assets subject to enforceable master netting agreements

December 31, 2018		Gross assets recognized	Gross amounts offset in the statement of financial condition	Net assets recognized on the statement of financial condition	Gross amounts not offset (1) Financial instruments	Gross amounts not offset Cash collateral received	Net amount
Securities borrowed	$	8,284	—	8,284	8,054	—	230
Securities purchased under agreements to resell (2)		4,429	48	4,381	4,381	—	—
Total financial assets subject to enforceable master netting agreement	$	12,713	48	12,665	12,435	—	230

Financial liabilities subject to enforceable master netting agreements

		Gross liabilities recognized	Gross amounts offset in the statement of financial condition	Net liabilities recognized on the statement of financial condition	Gross amounts not offset (1) Financial instruments	Gross amounts not offset Cash collateral pledged	Net amount
Securities loaned	$	833	—	833	809	—	24
Securities sold under agreements to repurchase		5,973	48	5,925	5,925	—	—
Total financial liabilities subject to enforceable master netting agreement	$	6,806	48	6,758	6,734	—	24

(1) The total amount reported in financial instruments is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

(2) Including qualified securities with a contract value of $1,854 recognized on the statement of financial condition.

(continued)

Repurchase Agreements and Securities Lending

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings at December 31, 2018

	Remaining contractual maturity of the agreements			
(in millions)	**Overnight and continuous**	**Up to 30 days**	**30 days or more**	**Total**
Repurchase agreements:				
U.S. Treasury	$ 207	$ —	$ —	$ 207
U.S. Government agencies	247	—	—	247
State and political subdivisions	221	—	827	1,048
Agency RMBS	1,620	—	4	1,624
Agency commercial MBS	26	—	—	26
Corporate bonds	416	—	1,413	1,829
Sovereign debt/sovereign guaranteed	—	—	1	1
Other debt securities	24		277	301
Equity securities	161	—	496	657
Money market funds	1	—	32	33
Total repurchase agreements	$ 2,923	$ —	$ 3,050	$ 5,973
Securities Lending:				
U.S. Treasury	$ 2	$ —	$ —	$ 2
U.S. Government agencies	$ 7	$ —	$ —	$ 7
Agency RMBS	189	—	—	189
Agency commercial MBS	3	—	—	3
Corporate bonds	22	—	—	22
Equity securities	610	—	—	610
Total securities loaned	$ 833	$ —	$ —	$ 833
Total borrowings	$ 3,756	$ —	$ 3,050	$ 6,806

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. If the Company were to experience a decline in the fair value of the collateral pledged for these transactions, additional collateral could be required to be provided to the counterparty, thereby decreasing the amount of assets available for other liquidity needs that may arise.

As of December 31, 2018, the Company has $100 million of collateral related to repurchase agreements that had remaining contractual maturities that exceeded 90 days.

(continued)

(5) Fixed Assets

Fixed assets are included in other assets on the statement of financial condition and consists of the following (dollars in millions):

Capitalized software	$	220
Leasehold improvements		41
Computer software		27
Computer equipment		10
Other		41
Total		339
Less accumulated depreciation		(250)
Total fixed assets, net	$	89

(6) Third Party Bank Loans and Lines of Credit

The Company has $750 million in uncommitted lines of credit with non-affiliated banks as of December 31, 2018. There were no borrowings against these lines of credit at December 31, 2018.

(7) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $14.5 million and a gross deferred tax liability of $22.6 million at December 31, 2018. The deferred tax asset is primarily attributable to stock compensation and the deferred tax liability is primarily attributable to internally developed software. The net deferred tax liability is $8.1 million. The Company has not recorded a valuation allowance because the Company believes it is more likely than not that the deferred tax assets will be realized.

Federal and state taxes payable of $39.1 million and $8.1 million, respectively, due to BNY Mellon are included in affiliate payables on the statement of financial condition. State taxes receivable of $2.1 million are included in other assets on the statement of financial condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2013. The Company's New York State and New York City income tax returns are closed to examination through 2014. The Company's New Jersey income returns are closed to examination through 2013.

(8) Related Party Transactions

The Company provides clearing, sales and trading, and brokerage related services to indirect wholly owned subsidiaries of BNY Mellon. Balances due from/to these affiliates related to these services were approximately $381.2 million and $63.8 million, respectively. They are included in receivables from affiliates and payables to affiliates, respectively, on the statement of financial condition. The Company had securities failed to deliver of $52.1 million and securities failed to receive of $49.5 million with affiliates.

(continued)

They are included in receivables from broker-dealers and clearing organizations and payables to broker-dealers and clearing organizations, respectively, on the statement of financial condition.

The Company has $5.6 billion of unsecured loan facilities with the Parent. At December 31, 2018, there were borrowings against the loan facilities of approximately $1.5 billion included in payables to affiliates. The Company also has loan agreements with two affiliates. At December 31, 2018, there were borrowings against the loans of approximately $18 million, which are included in payables to affiliates.

Balances due to BNY Mellon for taxes, payroll, technology and leased equipment were $103.8 million and are included in payables to affiliates on the statement of financial condition. The Company maintains a collateralized financing arrangement with an affiliate associated with repurchase agreements, with the maximum facility of $200 million. At December 31, 2018, the Company did not have any affiliated repurchase agreement transactions. At December 31, 2018, the Company had not entered into securities lending agreements with another affiliate.

For the year ended December 31, 2018, the Company leased furniture and fixtures and computer and other communications equipment from an affiliate.

Additionally, the Company contracts through certain related parties acting in their role as agents to facilitate transactions between the Company and certain principal third parties for securities borrowed and tri-party repurchase or reverse repurchase transactions. Any risk assumed in these transactions is solely between the principal third parties and the Company.

(9) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management.

(continued)

(10) Pledged Assets and Guarantees

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge these securities held as collateral. At December 31, 2018, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $43,755 million and the fair value of the portion that had been sold or repledged was $22,792 million. The details of these sources and the uses of collateral are noted in the below tables (dollars in millions).

Source of available collateral – received, borrowed or owned:		
Financial instruments owned, at fair value	$	23
Securities borrowed		8,068
Securities purchased under agreements to resell		4,432
Margin securities available to sell or re-pledge		31,232
Total source of collateral	$	43,755
Use of available collateral – re-pledged, loaned or sold:		
Financial instruments sold, not yet purchased, at fair value	$	6
Securities loaned		811
Securities sold under agreements to repurchase		6,278
Pledged to clearing corporations		836
Short sale covering		13,001
Qualified securities segregated for regulatory purposes		1,860
Total use of collateral	$	22,792

The Company also conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. At December 31, 2018, the fair value of the securities borrowed under this program was $69 million and is included in securities borrowed and securities loaned on the statement of financial condition and included in the table above.

Obligations under Guarantees

The Company has adopted the disclosure and recognition requirements for guarantees in accordance with ASC Topic 460, *Guarantees*, whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these

(continued)

arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients. Management believes the potential for the Company to be required to make unreimbursed payments relating to such services is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(11) Commitments and Contingences

As of December 31, 2018, the Company had commitments with twenty one clients to lend a maximum total of $1,908 million for various terms. These commitments consisted of outstanding loans of $1,847 million, and unfunded commitments totaling $61 million.

The Company has non-cancelable leases for office space and equipment that expire on various dates through 2022. At December 31, 2018, minimum future rentals on noncancelable operating leases are as follows (dollars in millions): 2019 $22, 2020 $20, 2021 $9 and 2022 $0.2.

The Company is involved in various legal proceedings arising in connection with the Company's business activities. Based on currently available information and the advice of counsel, the Company believes that the aggregate results of all such proceedings will not have a material adverse effect on the Company's financial condition. The Company intends to defend itself vigorously against all claims asserted against it. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and settlements for which loss contingencies are both probable and estimable. The Company will continue to monitor all such matters and will adjust the reserve amounts as appropriate.

Matters Related to R. Allen Stanford
In late December 2005, the Company became a clearing firm for Stanford Group Co. ("SGC"), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford ("Stanford"). Stanford International Bank ("SIB"), also controlled by Stanford, issued certificates of deposit ("CDs"). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the SEC charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed 15 lawsuits against the Company that are pending in Texas, including two putative class actions. The purchasers allege that the Company, as SGC's clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law claims. On July 12, 2018, a federal district court dismissed six of the individual lawsuits and those cases are on appeal. A series of FINRA arbitration proceedings also have been initiated by alleged purchasers asserting similar claims.

(12) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-l of the Securities Exchange Act of 1934 and has elected to use the alternative method of computing regulatory net capital requirements provided for in that Rule. Under the alternative method, the required net capital may not be less than two percent of aggregate debit items arising from customer transactions or $1.5 million, whichever is greater. At December 31, 2018, the Company's regulatory net capital of approximately $2.83 billion was 16.5% of aggregate debit items and in excess of the minimum requirement by approximately $2.49 billion.

Advances to affiliates, repayment of borrowings, dividend payments to Parent and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable qualified securities for the exclusive benefit of customers. At December 31, 2018, the Company had approximately $3.94 billion of cash and acceptable qualified securities on deposit in such accounts.

As a clearing broker, the Company is required to compute a reserve requirement for the proprietary accounts of broker-dealers (the PAB Reserve Formula). As of December 31, 2018, the Company had approximately $302 million of cash deposits in cash accounts designated for the exclusive benefit of PAB pursuant to Rule 15c3-3 of the SEC.

(13) Financial Instruments and Related Risks

(a) Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to both on and off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and option contracts. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the collateral is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

(b) Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

(c) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

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(d) ***Operational Risk***

In providing a comprehensive array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or the other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as damage to our reputation.

(e) ***Financial Instruments with Off-Balance-Sheet Risk***

The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments may include forward foreign exchange contracts that are used to meet the needs of customers. Generally, forward foreign exchange contracts represent future commitments to purchase or sell foreign currency at specific terms at specified future dates.

(14) Subsequent Events

The Company has evaluated subsequent events from December 31, 2018 through February 27, 2019, the date the Company's financial statements are available to be issued.